EXHIBIT (a)(1)(iv)

EXHIBIT (a)(1)(iv)

MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC. 800 Scudders Mill Road Plainsboro, New Jersey 08536

SUPPLEMENT, DATED OCTOBER 31, 2000, TO
OFFER TO PURCHASE, DATED OCTOBER 17, 2000,
INCREASING TO 10,000,000 FROM 6,600,000
THE NUMBER OF SHARES SUBJECT TO
OFFER TO PURCHASE FOR CASH
OF ITS ISSUED AND OUTSTANDING SHARES
AT NET ASSET VALUE PER SHARE

THE EXPIRATION DATE AND THE WITHDRAWAL DEADLINE IS 12:00 MIDNIGHT, EASTERN TIME, ON TUESDAY, NOVEMBER 14, 2000, UNLESS EXTENDED.

To the Holders of Shares of MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.:

     The Fund hereby amends the offer to purchase up to 10,000,000 of its shares of common stock, par value $.10 per share (the “Shares”), for cash at a price equal to their net asset value (“NAV”), less any applicable Early Withdrawal Charge, as of the close of business of the New York Stock Exchange on Tuesday, November 14, 2000, the Expiration Date, unless extended, upon the terms and conditions set forth in this Supplement to the Offer to Purchase (the “Offer”) and the related Letter of Transmittal. The Shares are not currently traded on an established secondary market. The NAV on October 13, 2000 was $9.81 per Share. You can obtain current NAV quotations from your Merrill Lynch Financial Consultant or the Merrill Lynch, Pierce, Fenner & Smith Incorporated Response Center (the “Merrill Lynch Response Center”). See Section 1 “Price; Number of Shares.” The Fund presently intends each quarter to consider making a tender offer for its Shares at a price equal to their then current NAV.

     The Offer is hereby amended to increase to up to 10,000,000 the number of Shares subject thereto. Accordingly, references in the Offer to Purchase to 6,600,000 Shares are hereby changed to 10,000,000 Shares to reflect such increase. In addition, the maximum aggregate purchase price of approximately $64.7 million referred to in Section 9 of the Offer to Purchase is increased to $98 million.

     The NAV on October 27, 2000 was $9.80 per share. Approximately 1,620,852 Shares had been tendered and not withdrawn at such date.

     If more than 10,000,000 Shares are duly tendered prior to the expiration of the Offer, assuming no changes in the factors originally considered by the Board of Directors when it determined to make the Offer, the Fund will either (1) extend the Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer period, or (2) purchase 10,000,000 Shares (or such greater number of Shares sought) on a pro rata basis.

Section 6 “Certain conditions of the Offer” is hereby amended to read as follows: the Fund shall not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of or payment for Shares tendered, if: (1) such purchases would impair the Fund’s or the Trust’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”) (which would cause the Fund’s or the Trust’s income to be taxed at the corporate level in addition to the taxation of stockholders who receive dividends from the Fund); (2) the Trust would not be able to liquidate portfolio securities in a manner which is orderly and consistent with the Trust’s investment objective and policies in order to enable the Trust to purchase interests tendered by the Fund and, consequently, to permit the Fund to purchase Shares tendered pursuant to the Offer; or (3) there is, in the Board of Director’s judgment, any (a) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund or the Trust, (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State, which is material to the Fund or the Trust, (c) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (d) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, which is material to the Fund or the Trust, or (e) other event or condition which would have a material adverse effect on the Fund or its stockholders or the Trust if Shares tendered pursuant to the Offer were purchased. If the Fund determines to amend the Offer or to postpone the acceptance for payment of or payment for Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open. Moreover, in the event any of the foregoing conditions are modified or waived in whole or in part at any time prior to the Expiration Date, the Fund will promptly make a public announcement of such waiver and may, depending on the materiality of the modification or waiver, extend the Offer period. See Section 14 “Extension of Tender Period; Terminating; Amendments”.

     THIS OFFER IS BEING MADE TO ALL STOCKHOLDERS OF THE FUND AND IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED.

     THIS SUPPLEMENT IS AUTHORIZED FOR USE ONLY IF ACCOMPANIED BY THE OFFER TO PURCHASE, DATED OCTOBER 31, 2000, OF THE FUND. THE INFORMATION CONTAINED HEREIN IS QUALIFIED IN ITS ENTIRETY BY THE INFORMATION SET FORTH IN THE OFFER TO PURCHASE, WHICH COVERS THE OFFER EXCEPT AS EXPRESSLY VARIED HEREIN.

IMPORTANT

If you desire to tender all or any portion of your Shares, you should either (1) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you, or (2) if you own your Shares directly, complete and sign the Letter of Transmittal and mail or deliver it along with any Share certificate(s) and any other required documents to the Fund’s transfer agent, Financial Data Services, Inc. (the “Transfer Agent”). If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares. Shares held in your Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) brokerage account are registered in the name of Merrill Lynch and are not held by you directly. Merrill Lynch may charge its customers a $5.35 processing fee to confirm a repurchase of Shares from such customers pursuant to the Offer.

NEITHER THE FUND NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES, AND IF SO, HOW MANY SHARES TO TENDER.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER STOCKHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND. THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Questions and requests for assistance may be directed to your Merrill Lynch Financial Consultant or other nominee, or to the Transfer Agent at the address and telephone number set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to the Merrill Lynch Response Center.

October 31, 2000

MERRILL LYNCH SENIOR FLOATING RATE FUND II, INC.

Merrill Lynch Response Center PO Box 30200 New Brunswick, New Jersey 08989-0200 Attn: Merrill Lynch Senior Floating Rate Fund II, Inc. (800) 637-7455, ext. 4356	Transfer Agent: Financial Data Services, Inc. P.O. Box 45289 Jacksonville, Florida 32232-5289 Attn: Merrill Lynch Senior Floating Rate Fund II, Inc. (800) 637-3863

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